

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Pedro Carlos Araújo Coutinho
Chief Executive Officer
Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A
Condomínio WTORRE JK, Vila Nova Conceição
São Paulo, São Paulo, 04543-011
Federative Republic of Brazil

> **Re: Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.**
> **Draft Registration Statement on Form 20-F 12B**
> **Submitted June 28, 2021**
> **CIK No. 0001867325**

Dear Mr. Coutinho:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F 12B

Introduction, page 2

1. Please revise your disclosure throughout the filing to clearly state that TPV is not your revenue and is not included in your statement of income.

2. Please revise to define in detail "wholesale customers" and "retail customers."

Earnings Per Share Data, page 17

3. Please revise to include footnote disclosure which indicates the numerators and

denominators used to compute pro forma basic and diluted earnings per shares for each period presented.

Risk Factors, page 36

4. We note your risk factor disclosure "We incur chargeback and refund liability when our merchants refuse to or cannot reimburse chargebacks and refunds resolved in favor of their customers." Please quantify the amounts of chargebacks and refunds incurred during each of the periods presented in the financial statements.

5. Please add risk factor disclosure regarding your jury trial waiver provision.

Santander Brasil believes it is reasonable to treat the Spin-Off as a transaction that is tax-free to holders of Santander Brasil ADSs ..., page 43

6. We note your disclosure "certain transactions expected to be undertaken after the Spin-Off in connection with [y]our integration into Santander Group's PagoNxt initiative." In an appropriate place in your filing, please discuss the transactions to be undertaken after the Spin-Off in connection with your integration into Santander Group's PagoNxt initiative.

Investors may find it difficult to enforce civil liabilities against us or our directors and officers, page 52

7. Please either expand your risk factor or provide a new risk factor to address whether a shareholder can bring an original action in a Brazilian court to enforce liabilities based upon the U.S. federal securities laws against the Company, officers or directors.

Overview, page 63

8. Please tell us how you calculated equity value per common share (*reais* per common share).

Business Overview, page 67

9. We note that you include results and metrics here and throughout the filing for certain historical periods while not disclosing those same results and metrics for 2020. Please revise here and throughout the filing to include all historical periods including the fiscal year ended December 31, 2020 in graphics and charts, as appropriate.

Our Business Model, page 68

10. You state that in the fiscal year ended December 31, 2020, you recorded a TPV of R$274 billion, net income of R$290 million, EBITDA of R$1.15 billion, and net income and EBITDA margins of 13.4% and 53.4%, respectively. As TPV is not your revenue and is not "recorded" in your results, please revise your disclosure accordingly. Additionally, please revise your disclosure here to state that TPV is not part of your revenues and is not included in your operating results in your consolidated statement of income. Please also

reconcile the net income of R$290 million, EBITDA of R$1.15 billion and net income and EBIDTA margins of 13.4% and 53.4%, respectively, mentioned here with the net income of R$361 per your consolidated statement of income for 2020 and with the amounts disclosed on page 20 of your filing.

Participation in Each Market, page 80

11.   We note your disclosure of the Volume Market Share for yourself and your competition. Please explain to us why you do not identify your competition by name.

Principal Components of Our Results of Operations, page 99

12.   We note that your selling, general and administrative expenses include expenses incurred for personnel, technology and systems, depreciation and amortization and other personnel expenses amongst others. Please tell us if you include any personnel or technology and system expenses within costs of services. If not, please explain why.

Net cash flows from (used in) operating activities, page 108

13.   You state that the variation in cash flows from operating activities is primarily due to the fact that you used cash on the first business day of 2019 to make transfers to accredited establishments in relation to transactions carried out prior to December 31, 2018. You further state that this was because, for logistical reasons, you were not ready to make the relevant payments prior to December 31, 2018, and as a result you made these payments on the first business day of 2019. Please clarify what these payments to accredited establishments were for and explain why you were not ready to make these payments prior to December 31, 2018.

Notes to the Consolidated Financial Statements
Note 13. Revenue From Services and Costs of Services, page F-36

14.   Please revise your revenue recognition disclosures to provide a more through and comprehensive discussion of your performance obligations for each type of revenue and the significant judgments involved in determining the timing of satisfaction of performance obligations, the transaction price and the amounts allocated to the performance obligations.

Note 19. Events After the Reporting Period, page F-43

15.   We note that on May 12, 2021, you entered into an investment agreement to acquire 60% of the capital of Eyemobile. Please revise to disclose the nature and amount of the consideration you plan to issue as part of your investment in Eyemobile.

Pedro Carlos Araújo Coutinho
Getnet Adquirencia E Servicos Para Meios De Pagamento S.A.
July 28, 2021
Page 4

<u>General</u>

16.   Please confirm parent company, Banco Santander (Brasil) S.A., will deliver an information statement that describes the spin-off and your company, and substantially complies with Regulation 14A or Regulation 14C under the Exchange Act. Refer to Staff Legal Bulletin No. 4.

        You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jacqueline Kaufman at 202-551-3797 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services